Form 10-K, Exhibit 13
period 1994-02-25
AEL INDUSTRIES INC
filed 1994-05-18
CIK 4911

AEL INDUSTRIES, INC.
Selected Financial Data
(Dollars in thousands, except per share data)

                                                                                 Fiscal Year Ended
                                                            _________________________________________________________
                                                            Feb. 25,    Feb. 26,    Feb. 28,    Feb. 22,    Feb. 23,
                                                              1994        1993        1992        1991        1990
                                                            _________   _________   _________   _________   _________
Sales and service revenues                                  $123,632    $113,132    $140,112    $144,258    $121,159

Operating income (loss)                                        3,742       2,143       5,323       6,621      (4,752)
Interest expense                                              (1,719)     (2,418)     (3,272)     (3,809)     (4,503)
Investment income                                                455         843         322         321         552
Other expense, net of other income                              (167)       (318)       (644)       (425)       (689)
Provision for claims settlement                                           (2,200)
Gain on redemption of shares in foreign company                                       14,368
                                                            _________   _________   _________   _________   _________
                                                               2,311      (1,950)     16,097       2,708      (9,392)

Income tax provision (benefit)                                   694         106       5,641         986        (405)
                                                            _________   _________   _________   _________   _________
Income (loss) before extraordinary credit and
  cumulative effect of change in accounting principle          1,617      (2,056)     10,456       1,722      (8,987)

Extraordinary credit-benefit of net operating loss
  carryforward                                                                         1,846         852

Cumulative effect of change in accounting for income
  taxes                                                                    2,540
                                                            _________   _________   _________   _________   _________
Net income (loss)                                             $1,617        $484     $12,302      $2,574     ($8,987)
                                                            =========   =========   =========   =========   =========

Earnings per share:
   Income (loss) before extraordinary credit and
      cumulative effect of change in accounting principle      $0.43      ($0.52)      $2.69       $0.44      ($2.31)
   Extraordinary credit-benefit of net operating loss
     carryforward                                                                       0.47        0.22
   Cumulative effect of change in accounting for income
     taxes                                                                  0.64
                                                            _________   _________   _________   _________   _________
   Net income (loss)                                           $0.43       $0.12       $3.16       $0.66      ($2.31)
                                                            =========   =========   =========   =========   =========

Working capital                                              $29,241     $33,678     $42,517     $22,425     $18,607
Total assets                                                 109,156     114,646     114,384     118,120     129,514
Long-term debt                                                19,599      25,141      32,119      37,603      33,674
Shareholders' equity                                          58,065      56,320      56,701      44,393      41,861
Backlog                                                      121,478     156,306     127,417     187,265     211,238

All fiscal years contain fifty-two weeks, except fiscal year 1992 which contains fifty-three weeks.

Note 8 of the consolidated financial statements describes legal matters and related uncertainties.

Fiscal year end backlogs included unfunded amounts as follows:
   1994 - $14,747,000; 1993 - $16,039,000; 1992 - $4,370,000; 1991 - $23,915,000
   ;and 1990 - $26,253,000.

Operating results for the year ended February 23, 1990 include a contract investment provision of $8,000,000 associated with the AN/ALR-67 ASR radar warning receiver program.

AEL INDUSTRIES, INC.
Consolidated Balance Sheets
February 25, 1994 and February 26, 1993
(Dollars in thousands)

Assets                                                                              1994        1993
_____________________________________________________________________________________________________
Current assets:
   Cash and equivalents                                                          $10,414      $4,168
   Marketable securities                                                           1,428      12,123
   Receivables, including unbilled amounts of $26,985 at February 25, 1994 and
      $22,423 at February 26, 1993:
         U.S. Government                                                          35,717      37,360
         Other                                                                     4,202       2,277
                                                                                _________   _________
                                                                                  39,919      39,637

   Inventories                                                                     4,375       3,634
   Deferred income taxes                                                           2,646       3,646
   Other current assets                                                              238       1,172
                                                                                _________   _________
         Total current assets                                                     59,020      64,380

Property, plant and equipment, at cost:
   Land                                                                            1,897       1,886
   Buildings and improvements                                                     40,256      35,321
   Machinery and equipment                                                        39,327      36,752
   Office furniture and equipment                                                 15,218      14,054
   Construction in progress                                                                    2,552
                                                                                _________   _________
                                                                                  96,698      90,565
Less accumulated depreciation                                                     52,375      46,088
                                                                                _________   _________
          Net property, plant and equipment                                       44,323      44,477


Other assets                                                                       5,813       5,789
                                                                                _________   _________
                                                                                $109,156    $114,646
                                                                                =========   =========


See accompanying notes.

Liabilities and Shareholders' Equity                                                1994        1993
_____________________________________________________________________________________________________
Current liabilities:
   Accounts payable                                                               $4,795      $4,460
   Accrued salaries, wages and employee benefits                                   5,811       5,995
   Other current liabilities                                                      13,631      13,269
   Current portion of long-term debt                                               5,542       6,978
                                                                                _________   _________
      Total current liabilties                                                    29,779      30,702

Long-term debt, net of current portion                                            19,599      25,141

Other liabilities                                                                  1,713       2,483

Commitments and contingent liabilities-Note 8

Shareholders' equity:
   Class A common stock (non-voting), $1 par value; 20,000,000 shares authorized;
      shares issued and outstanding, 1994- 3,333,000; 1993- 3,305,000              3,333       3,305
   Class B common stock (voting), $1 par value; 600,000 shares authorized;
      shares issued and outstanding, 1994- 435,000 ; 1993- 436,000                   435         436
   Capital in excess of par value                                                  2,557       2,257
   Retained earnings                                                              51,740      50,322
                                                                                _________   _________
      Total shareholders' equity                                                  58,065      56,320
                                                                                _________   _________
                                                                                $109,156    $114,646
                                                                                =========   =========

AEL INDUSTRIES, INC.
Consolidated Statements of Operations
Three years ended February 25, 1994
(Dollars in thousands, except per share amounts)

                                                                    1994         1993         1992
                                                                 __________   __________   __________
Sales and service revenues                                        $123,632     $113,132     $140,112

Operating costs and expenses:
   Cost of products and services                                    94,164       84,696      106,759
   Administrative and selling expenses                              17,674       18,824       19,105
   Bid and proposal costs                                            5,890        4,968        7,183
   Research and development costs                                    2,162        2,501        1,742
                                                                 __________   __________   __________
                                                                   119,890      110,989      134,789
                                                                 __________   __________   __________
Operating income                                                     3,742        2,143        5,323
                                                                 __________   __________   __________

Interest expense                                                    (1,719)      (2,418)      (3,272)
Investment income                                                      455          843          322
Other expense, net of other income                                    (167)        (318)        (644)
Provision for claims settlement                                                  (2,200)
Gain on redemption of shares in foreign company                                               14,368
                                                                 __________   __________   __________

                                                                    (1,431)      (4,093)      10,774
                                                                 __________   __________   __________
Income (loss) before income taxes, extraordinary credit
  and cumulative effect of change in accounting principle            2,311       (1,950)      16,097

Income tax provision                                                   694          106        5,641
                                                                 __________   __________   __________

Income (loss) before extraordinary credit and cumulative
  effect of change in accounting principle                           1,617       (2,056)      10,456

Extraordinary credit-benefit of net operating loss carryforward                                1,846

Cumulative effect of change in accounting for income taxes                        2,540
                                                                 __________   __________   __________
Net income                                                          $1,617         $484      $12,302
                                                                 ==========   ==========   ==========

Earnings per share:
    Income (loss) before extraordinary credit and cumulative
      effect of change in accounting principle                       $0.43       ($0.52)       $2.69
   Extraordinary credit-benefit of net operating loss carryforward                              0.47
   Cumulative effect of change in accounting for income taxes                      0.64
                                                                 __________   __________   __________
   Net income                                                        $0.43        $0.12        $3.16
                                                                 ==========   ==========   ==========

Weighted average shares outstanding                              3,780,000    3,901,000    3,892,000
                                                                 ==========   ==========   ==========

See accompanying notes.

AEL INDUSTRIES, INC.
Consolidated Statements of Cash Flows
Three years ended February 25, 1994
(Dollars in thousands)

                                                                          1994        1993        1992
_______________________________________________________________________________________________________
Cash flows from operating activities:
   Net income                                                           $1,617        $484     $12,302
   Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation                                                    6,519       6,734       6,292
         Amortization of other assets                                      407         407         410
         Cumulative effect of change in accounting for income taxes                 (2,540)
         Deferred income taxes                                             274         610       2,209
         Accrued retirement benefits                                      (294)         45          86
         Gain on redemption of shares in foreign company                                       (14,368)
         Other                                                            (131)
   (Increase) decrease in receivables                                     (282)     (4,856)     12,585
   (Increase) decrease in inventories and other current assets             193         725        (989)
   Increase (decrease) in accounts payable, accrued liabilities
      and other current liabilities                                        513       1,446      (6,279)
                                                                      _________   _________   _________
      Net cash provided by operating activities                          8,816       3,055      12,248

Cash flows from investing activities:
   Additions to property, plant and equipment                           (6,386)     (8,694)     (5,598)
   Purchases of marketable securities                                              (31,369)
   Sales of marketable securities                                       10,687      22,016          54
   Proceeds from redemption of shares in foreign company                                        25,000
   Other                                                                    29         237        (211)
                                                                      _________   _________   _________
      Net cash provided (absorbed) by investing activities               4,330     (17,810)     19,245

Cash flows from financing activities:
   Reductions of short-term debt                                                                (3,875)
   Long-term borrowings                                                                          1,298
   Reductions in long-term debt                                         (6,978)       (728)     (8,625)
   Stock option exercises                                                  302          27           6
   Repurchases of common stock                                            (224)       (892)
                                                                      _________   _________   _________
      Net cash absorbed by financing activities                         (6,900)     (1,593)    (11,196)
                                                                      _________   _________   _________
Increase (decrease) in cash and equivalents                              6,246     (16,348)     20,297
Cash and equivalents at beginning of period                              4,168      20,516         219
                                                                      _________   _________   _________
Cash and equivalents at end of period                                  $10,414      $4,168     $20,516
                                                                      =========   =========   =========

See accompanying notes.

AEL INDUSTRIES, INC.
Consolidated Statements of Shareholders' Equity
Three years ended February 25, 1994
(Dollars in thousands)

                                                                                                                    Total
                                                           Common Stock        Capital in               Class A     Share-
                                                       _____________________   Excess of   Retained    Treasury    holders'
                                                        Class A     Class B    Par Value   Earnings     Shares      Equity
____________________________________________________________________________________________________________________________
Balance at February 22, 1991                             $4,442        $436      $2,230     $46,630     ($9,345)    $44,393
   Stock option exercises                                     1                       5                                   6
   Net income for the year                                                                   12,302                  12,302
                                                       _________   _________   _________   _________   _________   _________
Balance at February 28, 1992                              4,443         436       2,235      58,932      (9,345)     56,701
   Stock option exercises                                     5                      22                                  27
   Purchases of common stock for treasury                                                                  (892)       (892)
   Retirement of treasury stock                          (1,143)                             (9,094)     10,237        -
   Net income for the year                                                                      484                     484
                                                       _________   _________   _________   _________   _________   _________
Balance at February 26, 1993                              3,305         436       2,257      50,322        -         56,320
   Conversion of Class B to Class A                           1          (1)                                           -
   Stock option exercises                                    52                     250                                 302
   Tax benefit from stock option exercises                                           50                                  50
   Purchases of common stock for treasury                                                                  (224)       (224)
   Retirement of treasury stock                             (25)                               (199)        224        -
   Net income for the year                                                                    1,617                   1,617
                                                       _________   _________   _________   _________   _________   _________
Balance at February 25, 1994                             $3,333        $435      $2,557     $51,740        -        $58,065
                                                       =========   =========   =========   =========   =========   =========

See accompanying notes.

































                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  Summary of Significant Accounting Policies:

    Fiscal Year. The Company's fiscal year ends on the last Friday in February. Fiscal years ended February 25, 1994 and February 26, 1993 each contain fifty-two weeks while the fiscal year ended February 28, 1992 contains fifty-three weeks.

    Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consol-idation.

    Revenue Recognition. Contract revenue is recognized principally on the percentage-of-completion method in the ratio that cost incurred bears to estimated cost at completion. Other revenue is recorded on the basis of shipment of products or performance of services.

    Contract Provisions. Under certain fixed price contracts, the Company from time to time has encountered cost overruns caused by increased material, labor, or overhead costs, design or production difficulties and various other factors such as technical and manufacturing complex-ity, which must be, and in such cases have been, borne by the Company. Adjustments to contract cost estimates are made in the periods in which the facts requiring such revisions become known. When the re-vised estimate indicates a loss, such loss is provided for currently in its entirety. In addition, the Company from time to time commits to invest its own funds, particularly in the case of high-technology seed programs. The estimated costs of such investments in excess of the related contract values are provided for currently in their en-tirety upon receipt of such contracts by the Company.

    Cash and Equivalents. Cash and equivalents include all highly liquid investments with original maturities of three months or less.

    Marketable Securities. Marketable securities are carried at cost. Aggregate market value of securities was $1,697,000 and $12,429,000 at February 25, 1994 and February 26, 1993, respectively.

    Receivables. Unbilled receivables represent costs and profits in ex-cess of billed amounts on contracts accounted for on the percentage-of-completion method and are billable upon shipment of the product or performance of the service, achievement of milestones or completion of the contract. Such amounts are generally billed and collected within one year, however, approximately $2,400,000 of unbilled receivables at February 25, 1994 are expected to be billed and collected after one year.

    Inventories. Inventories are stated at the lower of cost or market and consist primarily of work-in-process. Raw materials are valued generally at an average cost; work-in-process and finished goods are valued generally on a first-in, first-out basis.

         Inventoried costs relating to long-term contracts are stated principally at actual production cost, including overhead, tooling and other related nonrecurring costs, less costs allocated to delivered items. Costs attributed to units delivered under long-term contracts are based on the average cost of all units expected to be produced.

         In accordance with industry practice, inventories include amounts relating to contracts having production cycles longer than one year. Such amounts are not significant.

    Plant and Equipment. Depreciation of plant and equipment is computed on the straight-line method for financial statement purposes based upon the following estimated useful lives:

         Buildings and improvements              10 to 40 years
         Machinery and equipment                  3 to 10 years
         Office furniture and equipment           5 to  8 years

    Other Assets. Other assets include $7,300,000 representing the excess of the purchase price over the fair value of the assets acquired and liabilities assumed in connection with an acquisition in 1987. Such amount is being amortized on a straight-line basis over 20 years. Accumulated amortization was $2,403,000 and $2,038,000 at February 25, 1994 and February 26, 1993, respectively.

    Income Taxes. In fiscal year 1993, the Company adopted the asset and liability method of accounting for income taxes as provided for by Statement of Financial Accounting Standards No. 109. Accordingly, for fiscal years 1994 and 1993, deferred tax assets and liabilities are recognized for the tax consequences of temporary differences by apply-ing enacted statutory tax rates applicable to future years to differ-ences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. In fiscal year 1992, income taxes were provided based on earnings reported for financial statement purposes, and deferred income taxes were provided for timing differ-ences in the recognition of certain income and expense items for financial reporting and tax purposes.

    Interest. The Company capitalizes interest costs associated with the cost of constructing major new facilities. Interest of $88,000 and $61,000 incurred in fiscal years 1994 and 1993, respectively, has been capitalized.

    Earnings Per Share. Per share data are based on the weighted average number of shares of stock outstanding each year including the dilutive effect of stock options. Per share computations on a fully diluted basis are the same as those reported.

    Reclassifications. Certain financial statement items for fiscal years 1993 and 1992 have been reclassified in order to conform with the current year's presentation.

2.  Investment in Foreign Company

         In December 1986, the Company exchanged its 58.7% interest in Elisra Electronic Systems Ltd. for redeemable shares representing a 6% interest in Tadiran Ltd., an electronics company in Israel. The Company accounted for the exchange under the cost method of accounting and recognized no gain at that time for financial reporting purposes. In February 1992, the Company received $25,000,000 in settlement of its rights arising from redemption of the redeemable shares. For financial reporting purposes, the Company recognized a gain of $14,368,000, net of related expenses, in fiscal year 1992.

3.  Line of Credit and Letters of Credit

         The Company has a line of credit agreement expiring June 30, 1994 which provides for unsecured borrowings of up to $5,000,000 at the prime rate. The Company did not borrow under the line of credit agreement during the year ended February 25, 1994 and had only nominal temporary borrowings during the year ended February 26, 1993. The terms of the line of credit agreement contain, among other provisions, requirements for maintaining defined levels of working capital, net worth, annual capital expenditures and debt to equity. The agreement also requires an annual commitment fee of approximately $31,000.

         At February 25, 1994, standby letters of credit of approximately $13,600,000 have been issued under an agreement, expiring June 30, 1994, which is being maintained as security for performance and advances received on long-term contracts, and as security for debt service payments under industrial revenue bond loan agreements. The agreement provides a maximum commitment for letters of credit of $17,500,000 and requires an annual commitment fee of approximately $90,000.

4.  Long-Term Borrowings

    Long-term borrowings consist of:
                                              (Dollars in thousands)
                                            February 25,   February 26,
                                                1994           1993
                                            ___________    ___________
    10.03% senior unsecured note pay-
    able, principal due annually
    through April 1997.                       $13,400        $20,000

    Industrial revenue bonds, interest
    is variable (2.8% at February 25,
    1994 and 2.4% at February 26, 1993),
    principal due September 1994 through
    2010.  (Bonds are collateralized by
    certain property and equipment at the
    Company's St. Louis Regional Airport
    facility.)                                  6,500          6,500

    Industrial revenue bonds, interest
    is variable (2.8% at February 25, 1994
    and 2.4% at February 26, 1993), princi-
    pal due April 2009.  (Bonds are colla-
    teralized by certain property and equip-
    ment of the Company's Cross Systems
    Division.)                                  4,000          4,000

    Obligation under capital lease, inter-
    est at prime plus 1%, principal due
    quarterly through December 1996. (Lease
    is collateralized by data processing
    equipment.)                                   779          1,039

    Other                                         462            580
                                              _______        _______
                                               25,141         32,119
    Less current portion                        5,542          6,978
                                              _______        _______
                                              $19,599        $25,141
                                              =======        =======

         Aggregate maturities of long-term borrowings over the next five fiscal years are as follows: 1995 - $5,542,000; 1996 - $3,857,000;
    1997 - $3,872,000; 1998 - $2,127,000 and 1999 - $342,000.  Aggregate
    maturities reflect the Company's exercised option to accelerate, from the end of the loan term to April 1994, repayment of $1,700,000 of the 10.03% senior unsecured note payable.

         The terms of certain financing agreements contain, among other provisions, requirements for maintaining defined levels of working capital, net worth, capital expenditures and various financial ratios, including debt to equity.

         The Company paid interest of $1,965,000, $2,507,000 and $3,430,000 on short-term and long-term borrowings during fiscal years 1994, 1993 and 1992, respectively.

5.  Income Taxes:

         Effective for fiscal year 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". As permitted under SFAS No. 109, the Company has not restated financial statements prior to fiscal year 1993 to apply the provisions of SFAS No. 109. The cumulative effect of the accounting change as of the beginning of fiscal year 1993 was $2,540,000, or $.64 per share, primarily resulting from recording tax benefits related to contract loss provisions recorded in prior years and adjusting tax rates on previously recorded tax assets and liabilities. The cumulative effect included the recognition of a valuation allowance of $200,000 to re-flect the potential loss of state tax benefits. The effect of the adoption of SFAS No. 109 on fiscal year 1993's income tax provision decreased net income by $920,000, or $.24 per share, primarily rela-ting to the establishment of a valuation allowance for the deferred tax assets.

         The income tax provisions for the three years ended February 25, 1994 are comprised of the following:
                                              (Dollars in thousands)
                                             1994      1993      1992
                                             ____      ____      ____
      Current:
        Federal                              $420     $(533)    $  373
        State                                            29         60
        Foreign                                                  1,153
                                             ____     _____     ______
                                              420      (504)     1,586
      Deferred:
        Federal                               177       669      2,129
        State                                  97       (59)        80
                                             ____     _____     ______
                                              274       610      2,209
      Charges equivalent to benefits of
        net operating loss carryforwards                         1,846
                                             ____     ______    ______
      Total provision                        $694     $  106    $5,641
                                             ====     ======    ======


        The significant components of the deferred tax provisions for the years ended February 26, 1993 and February 28, 1992 are summarized as follows:

                                               (Dollars in thousands)
                                               1993              1992
                                               ____              ____

      Inventory and contract loss allow-
        ances                                 $ 198             $  583
      Employee benefits                        (108)              (385)
      Depreciation expense                     (184)              (352)
      Valuation allowance                       980
      Gain on redemption of shares in
        foreign company                                          2,694
      Other                                    (276)              (331)
                                              _____             ______
                                              $ 610             $2,209
                                              =====             ======


         The provisions for income taxes for the three years ended February 25, 1994 differ from the provisions computed by applying the statutory federal income tax rate due to the following:

                                              (Dollars in thousands)
                                             1994      1993      1992
                                             ____      ____      ____

      Statutory federal income tax           $ 786    $ (663)   $5,473
      Increase (decrease) resulting from:
        Tax exempt investment income           (79)     (237)      (64)
        Amortization of intangible
          assets                               124       124       124
        State income taxes                      97       (42)       96
        Foreign income                          42        39        32
        Valuation allowance                              980
        Tax credits                           (303)     (110)      (32)
        Other                                   27        15        12
                                             _____    ______    ______
                                             $ 694    $  106    $5,641
                                             =====    ======    ======


        The significant components of the deferred tax liabilities and assets are as follows:

                                              (Dollars in thousands)
                                             February 25,  February 26,
                                                 1994         1993
                                             ___________   ___________
      Deferred tax liabilities:
        Depreciation                           $(1,197)      $(1,337)
        Other                                       (7)          (42)
                                               _______       _______
                                                (1,204)       (1,379)
      Deferred tax assets:
        Employee benefits                        1,437         1,866
        Inventory and contract loss allow-
          ances                                  2,304         2,660
        Provision for claims settlement            440           880
        Tax credit carryforwards                   768
        Other                                      331           323
                                               _______       _______
                                                 5,280         5,729

      Valuation allowance                       (1,180)       (1,180)
                                               _______       _______

      Net deferred tax asset                   $ 2,896       $ 3,170
                                               =======       =======

         At February 25, 1994, the Company has general business credit carryforwards of approximately $254,000 which expire in the years 2008 and 2009. The Company also has alternative minimum tax credits of approximately $514,000 which can be utilized against regular taxes in the future.

         The Company paid income taxes, net of refunds, of $380,000, $75,000 and $1,349,000 in fiscal years 1994, 1993 and 1992, respec-
    tively.

6.  Employee Benefit Plans

         Under the Company's Retirement Savings Plan which covers all eligible employees, the Company makes a matching contribution not exceeding three percent of an employee's annual compensation, but otherwise equivalent to one-half of the employee's contribution. The Company also made additional contributions to the plan, for all eligible employees, equal to a percentage of their compensation, 2% prior to January 1992 and 1% subsequent to December 1993, until compensation exceeded the Federal Insurance Contributions Act maximum taxable wage base, at which point the Company doubled its additional contribution. From January 1992 to December 1993, the Company suspended its additional contributions while continuing its matching contribution. The Company's aggregate contributions to the Retirement Savings Plan for fiscal years 1994, 1993 and 1992 were $1,139,000, $1,017,000 and $2,010,000, respectively.

         The Company also maintains individual unfunded supplemental retirement benefit plans for two current executive officers and one former executive officer. Supplemental retirement benefits are based on the officers' final average annual earnings from the Company and are payable in installments over ten years upon retirement, disabil-ity, death, or, if no longer employed by the Company, at age 62. Expense recognized for the benefits accrued under the plans was $95,000, $61,000 and $101,000 in fiscal years 1994, 1993 and 1992, re-
    spectively. In addition, the resignation of an executive resulted in a curtailment gain of $381,000 recognized in fiscal year 1994. Other liabilities on the consolidated balance sheets as of February 25, 1994 and February 26, 1993 include amounts of $1,625,000 and $1,911,000, respectively, for the supplemental retirement benefit plans.

7.  Other Current Liabilities

         Other current liabilities include allowances for contract losses and other contract allowances aggregating $3,900,000 and $4,400,000 at February 25, 1994 and February 26, 1993, respectively. In addition, other current liabilities at February 25, 1994 include approximately $4,600,000 representing billings in excess of revenues recognized on uncompleted contracts.

         In the fourth quarter of fiscal year 1993, the Company established an allowance of $2,200,000 based on an agreement to settle civil claims pertaining to the pricing of a 1985 fixed-price contract modification. The Company paid $1,100,000 in July 1993 and expects to pay the remaining $1,100,000 in July 1994.

 8. Commitments and Contingencies

         Rent expense under operating leases was $735,000, $703,000 and $646,000 for fiscal years 1994, 1993 and 1992, respectively. Fiscal year minimum lease payments under noncancellable operating leases are as follows: 1995 - $678,000; 1996 - $410,000; 1997 - $297,000; 1998 -
    $214,000; 1999 - $144,000; and 2000 and beyond - $410,000.

         From time to time the Company may be involved in lawsuits, investigations and other legal proceeding arising from the ordinary conduct of its business with the U.S. Government and others. One such action relates to the U.S. Environmental Protection Agency (EPA) which, in 1989, placed a site that includes the Company's Richardson Road property on the National Priorities List for detailed study and cleanup of alleged environmental contamination. The Company continues to cooperate with the EPA in the study of this site. In the opinion of management, except for the matter described below, these legal proceedings will not have a material adverse effect on consolidated financial position.

         The Company has provided documents, relating to its AN/MLQ-T4 Ground Jammer program, to the Department of Defense pursuant to a sub-poena issued by its Inspector General in September 1992. At this time, management is unable to determine when the Government will complete its investigation or whether it will seek any remedies as a result of its investigation.

 9. Common Stock and Stock Option Plans

         At February 25, 1994, shares of class A common stock were re-served as follows: 986,000 shares for the exercise of stock options and 435,000 shares for the conversion of class B common stock. Class B common shares are convertible into class A common shares on a one-for-one basis. If, at any time, a majority of class B common share-holders vote in favor of conversion or if less than 50,000 class B common shares remain outstanding, all class B common shares will automatically be deemed converted into class A common shares, which will then assume voting rights.

         At February 25, 1994, options were exercisable for 103,000 class A shares at prices ranging from $4.56 to $10.00 per share. Changes in the number of shares of class A common stock subject to outstanding but unexercised options for the two years ended February 25, 1994 are as follows:
                                                     (in thousands)
                                                  1994            1993
                                                  ____            ____

      Balance, beginning of period                 298             421
      Options granted at prices of $6.14
        to $8.00 per share                          53              59
      Options exercised at prices of
        $4.75 to $8.81 per share                   (52)             (5)
      Options cancelled and terminated             (97)           (177)
                                                   ___            ____
      Balance, end of period                       202             298
                                                   ===            ====

         Generally, options granted are fully exercisable two years from the date granted and all unexercised options terminate five years after the date granted, upon the resignation of the optionee, or three months after the termination of employment if by other than resig-nation. No charges to income have been made in accounting for op-tions. Options are granted at a price equal to the fair market value of class A common stock on the date of grant.

10. Segment Reporting

         The Company's principal business is electronic defense products and services, which consists primarily of the design and manufacture of electronic countermeasures systems, simulation systems, radars and receivers. The Company is also engaged in the installation and in-tegration design of avionics and electronic warfare systems.

         The Company provides other products such as antennas, microwave integrated circuits and hybrid microcircuits, and services such as calibration, product testing and technical publication.

         Presented below are the sources of revenues for each segment by type of customer for the three years ended February 25, 1994:

                                               (Dollars in thousands)
                                              1994      1993      1992
                                              ____      ____      ____
      Sales and service revenues:
        Domestic:
          U.S. Government:
            Electronic Defense Products
              and Services                  $ 98,282  $ 93,913  $111,875
            Other Products and Services           50        99       104
          Commercial:
            Electronic Defense Products
              and Services                      1,160    1,568     1,608
            Other Products and Services         7,772    5,851     5,517
                                            _________ ________  ________
                                              107,264  101,431   119,104
        International:
          Israel (substantially to Govern-
            ment of Israel):
            Electronic Defense Products
               and Services                    7,572     5,393    16,103
          Other:
            Electronic Defense Products
              and Services                     8,796     6,308     4,905
                                            ________  ________  ________
                                              16,368    11,701    21,008
                                            ________  ________  ________
                                            $123,632  $113,132  $140,112
                                            ========  ========  ========

              Sales and service revenues from the U.S. Government include sales and service revenues recognized under contracts with sup-pliers to the U.S. Government.

11. Quarterly Financial Information (Unaudited)

                                                            (Dollars in thousands, except per share data)
                                                                        Quarter Ended
                                                             May 28,    Aug. 27,    Nov. 26,    Feb. 25,
Fiscal Year 1994                                              1993        1993        1993        1994
_________________________________________________________________________________________________________
Revenues                                                     $30,731     $27,754     $27,292     $37,855
Operating expenses                                            29,682      26,561      26,504      37,143
                                                            _________   _________   _________   _________
Operating income                                               1,049       1,193         788         712
Other expense, net of other income                              (251)       (462)       (362)       (356)
                                                            _________   _________   _________   _________
                                                                 798         731         426         356

Income tax provision                                             360         326                       8 (a)
                                                            _________   _________   _________   _________
Net income                                                      $438        $405        $426        $348
                                                            =========   =========   =========   =========

Net income per share                                           $0.12       $0.10       $0.12       $0.09
                                                            =========   =========   =========   =========


                                                                        Quarter Ended
                                                             May 29,    Aug. 28,    Nov. 27,    Feb. 26,
Fiscal Year 1993                                              1992        1992        1992        1993
_________________________________________________________________________________________________________

Revenues                                                     $27,444     $24,551     $28,154     $32,983
Operating expenses                                            26,903      24,275      28,463      31,348
                                                            _________   _________   _________   _________
Operating income (loss)                                          541         276        (309)      1,635
Other expense, net of other income                              (498)       (601)       (388)     (2,606)(b)
                                                            _________   _________   _________   _________
                                                                  43        (325)       (697)       (971)

Income tax provision (benefit)                                    17        (143)                    232
                                                            _________   _________   _________   _________
Income (loss) before cumulative effect of change in
  accounting principle                                            26        (182)       (697)     (1,203)
Cumulative effect of change in accounting for
  income taxes                                                 2,540
                                                            _________   _________   _________   _________
Net income (loss)                                             $2,566       ($182)      ($697)    ($1,203)
                                                            =========   =========   =========   =========

Earnings per share:
    Income (loss) before cumulative effect of
      change in accounting principle                           $0.01      ($0.04)     ($0.18)     ($0.31)
   Cumulative effect of change in accounting for income
     taxes                                                      0.64
                                                            _________   _________   _________   _________
   Net income (loss)                                           $0.65      ($0.04)     ($0.18)     ($0.31)
                                                            =========   =========   =========   =========

(a) Income tax provisions in the third and fourth quarters were reduced by deferred tax benefits pertaining to the retroactive reenactment of federal income tax research credits.

(b) Includes a provision of $2,200,000 related to the settlement of civil claims pertaining to the pricing of a 1985 fixed price contract modification.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION



         The following discussion and analysis provide information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the consolidated financial statements and notes thereto.

Results of Operations - Fiscal 1994 versus Fiscal 1993

         Sales and service revenues of $123,632,000 reflect an increase of 9% from the $113,132,000 in revenues reported for fiscal year 1993. The revenue increase was primarily attributable to the avionics installation/integration programs which generated revenues of $41,307,000 in fiscal year 1994 compared with revenues of $32,732,000 in fiscal year 1993. The Company's ANVIS/HUD avionics program individually produced revenues of $10,285,000 in 1994 versus $4,262,000 in 1993. In addition to the avionics programs, revenues from radar warning receiver programs increased $3,357,000 in the current year, primarily due to the AN/APR-39A program revenues of $10,352,000 which were approximately double the revenues reported in fiscal year 1993. Partially offsetting the revenue growths in the avionics and receiver programs was a decline in revenues from the electronic countermeasures program group in fiscal year 1994.
Within the countermeasures group, the TACJAM-A program contributed revenues of $6,615,000 in fiscal year 1994, down from $12,996,000 in fiscal year
1993. However, the Band 9/10 program, another major electronic counter-measures program, increased its contribution to revenues by $2,656,000 in 1994, and revenues from a major electronic countermeasures program with a foreign government also increased by $2,012,000 in the current year.

         Operating income for fiscal year 1994 was $3,742,000 as compared with $2,143,000 for fiscal year 1993. The increase in operating income was primarily due to the current year's growth in sales and service revenues, a reduction in administrative and selling expenses, and significantly less costs in fiscal year 1994 associated with restructuring, corporate downsizing, and consolidation of resources. The administrative and selling expenses reduction reflects the Company's continuing efforts to contain costs in those areas, as well as a one time curtailment gain of $381,000 related to a supplemental retirement benefit plan for a former executive officer. Partially offsetting these favorable items, operating income in fiscal year 1994 was adversely impacted by an increase in bid and proposal spending, as well as contract cost estimate and profitability adjustments, which in the aggregate had an unfavorable effect of $3,900,000 in fiscal year 1994 as compared with $2,500,000 in fiscal year 1993. Revisions to the estimated final costs on several engineering development programs re-sulted in contract loss provisions in fiscal year 1994 which were $3,100,000 above comparable provisions for those programs in fiscal year
1993. Conversely, a profitability adjustment to the AN/ MLQ-34 TACJAM program, resulting from a prolonged contract modification negotiation, produced a favorable impact of $1,800,000 on operating income in fiscal year 1994 with no comparable adjustments in fiscal year 1993. Bid and proposal costs increased $922,000 in fiscal year 1994 reflecting the Com-pany's increased bidding activity for a major aircraft modification program and development programs associated with long-term production contracts. Finally, company-sponsored research and development spending decreased $339,000 in fiscal year 1994 due to the Company's re-allocation of available technical resources, including personnel, to customer-sponsored engineering development efforts, including the development programs refer-enced above. Company-sponsored research and development spending is expected to resume its upward trend in fiscal year 1995.

         Interest expense in fiscal year 1994 decreased $699,000 from fiscal year 1993 primarily due to lower average debt levels. In April 1993, the Company repaid $6,600,000 of its $20,000,000, 10.03% unsecured note payable. Investment income for fiscal year 1994 decreased $388,000 from fiscal year 1993 primarily due to the sale of marketable securities to meet the $6,600,000 debt repayment. Also, marketable securities were sold to fund capital expenditures including a significant building addition at the Company's Richardson Road facility which was completed in August 1993.
Other income for fiscal years 1994 and 1993 included $498,000 and $368,000, respectively, for royalties received under a license agreement with a foreign vendor. Finally, in fiscal year 1993 the Company established an allowance of $2,200,000 relating to a settlement of civil claims pertaining to the pricing of a 1985 fixed-price contract modification.

         The income tax provisions for fiscal years 1994 and 1993 were based on annual effective tax rates of 30% and 42%, respectively. Operating results for the purpose of calculating the annual effective tax rate in fiscal year 1993 exclude the provision for claims settlement of $2,200,000. See Note 5 to the consolidated financial statements for the reconciliation of the statutory federal income tax rate to the Company's effective tax rates in fiscal years 1994 and 1993.

         As of the beginning of fiscal year 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and recorded the cumulative effect of the accounting change of $2,540,000, or $.64 per share, primarily resulting from the recording of tax benefits related to contract loss provisions recorded in prior years and adjusting tax rates on previously recorded tax assets and liabilities. In addition, the Financial Accounting Standards Board issued SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits". The Company's adoption of these two standards has not impacted current operating results and is not expected to have a material impact on future operating results.

Results of Operations - Fiscal 1993 versus Fiscal 1992

         Sales and service revenues of $113,132,000 reflected a decrease of 19% from the $140,112,000 in revenues reported for fiscal year 1992. The revenue decline directly reflected the low level of new contract awards received during the last six months of fiscal year 1992. Revenues from avionics installation/integration programs reflected the most significant decline in fiscal year 1993, contributing $32,732,000 of revenues in that year as compared with $47,982,000 in fiscal year 1992. In addition, revenues attributable to simulator programs declined $13,155,000 in fiscal year 1993 primarily due to the maturation of individual jamming simulator programs such as the AN/ MLQ-T4 Ground Jammer, the AN/FSQ-T22, the HPMAS
ALT-40 and the Guided Weapons Evaluation Facility. The decline was partially offset by increased revenues from radar environmental simulator programs with several foreign customers. Electronic countermeasures programs experienced revenue growth of $4,738,000 in fiscal year 1993 when compared with fiscal year 1992. Revenues from the TACJAM-A program, a major electronic countermeasures program, contributed $12,996,000 for fis-cal year 1993 as compared to $6,128,000 for fiscal year 1992. That revenue growth combined with a revenue growth of $7,636,000 in the Band 9/10 program, another electronic countermeasures program, were partially offset by a decline in revenues from a major electronic countermeasures program with a foreign government which contributed only $5,310,000 to revenues in fiscal year 1993, down from $15,746,000 in fiscal year 1992.

         Operating income was $2,143,000 in fiscal year 1993 as compared with $5,323,000 in fiscal year 1992. The decline in sales and service revenues for fiscal year 1993 had a corresponding adverse impact on gross margins. Operating income for fiscal year 1993 was also adversely impacted by $2,500,000 resulting from net unfavorable contract performance adjustments to final cost estimates. The fiscal year 1993 adjustments included additional contract loss allowances of $1,800,000 and $1,100,000 established for the AN/ALR-67 ASR program and the AN/FSQ-T22 program, re-spectively. Fiscal year 1992 performance adjustments were essentially offsetting. Administrative and selling expenses for fiscal year 1993 were fairly consistent with the amount of expenses reported for fiscal year
1992. However, due to the decline in revenues, administrative and selling expenses, which are generally fixed, increased significantly as a percentage of revenues. Operating income in fiscal year 1993 was adversely impacted by costs associated with restructuring, corporate downsizing, and consolidation of resources, which increased by approximately $1,200,000 from the amount of similar costs recorded in the prior year. Such costs were allocated to the Company's contracts as well as administrative and selling expenses, thereby, representing contributing factors to the aforementioned comparisons of contracts' gross margins, contracts' performance adjustments and administrative and selling expenses. Finally, fiscal year 1993 had reduced bid and proposal activity, decreasing related costs by $2,215,000 from fiscal year 1992, and growth in research and development activity, increasing related costs by $759,000 from fiscal year 1992.

         Interest expense in fiscal year 1993 was $2,418,000 as compared with $3,272,000 in fiscal year 1992. The decrease was due to lower average borrowing levels combined with lower average interest rates. The lower borrowing levels in fiscal year 1993 were due to reductions in short-term and long-term borrowings which occurred primarily in the fourth quarter of fiscal year 1992 and resulted from cash provided by the settlement of a claim in February 1992. The claim settlement, which resulted in a gain of $14,368,000 being recognized in fiscal year 1992, related to the redemption of the Company's shares in Tadiran, Ltd. Investment income for fiscal year 1993 was $843,000 as compared to $322,000 in fiscal year 1992. The increase was due to the investment of funds received from the aforementioned claim settlement with Tadiran, Ltd. Finally, in fiscal year 1993 the Company established an allowance of $2,200,000 relating to a settlement of civil claims pertaining to the pricing of a 1985 fixed-price contract modification.

         The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" in fiscal year 1993. As permitted under SFAS No. 109, the Company has not restated the prior year's financial statements to apply the provisions of SFAS No. 109. The cumulative effect of the accounting change as of the beginning of fiscal year 1993 was $2,540,000, or $.64 per share, primarily resulting from the recording of tax benefits related to contract loss provisions recorded in prior years and adjusting tax rates on previously recorded tax assets and liabilities.
The effect of the adoption of SFAS No. 109 on the income tax provision for fiscal year 1993 decreased net income by $920,000, or $.24 per share, primarily related to the establishment of a valuation allowance for the deferred tax assets. Extraordinary credits were recognized in fiscal year
1992 based on the carryforward of losses from prior years.

Results of Operations - Outlook for Fiscal Year 1995

         The Company completed fiscal year 1994 with a firm orders backlog of $121,478,000, approximately 22% lower than the backlog amount reported at the end of fiscal year 1993. It is anticipated that approximately 70% of the backlog will be completed in fiscal year 1995, thereby contributing to sales and service revenues for that year. Sales and service revenues in fiscal year 1995 are expected to approximate the level reported in fiscal year 1994, however, revenues recognized will be partially dependent upon the timing and amounts of anticipated new orders. The level of new orders in fiscal year 1995 is expected to exceed the level of new orders received in fiscal year 1994. The backlog at February 25, 1994 included an unfunded amount of $14,747,000.

         Fiscal year 1995 operating results will be influenced by various internal and external factors. The Company is presently engaged in several programs involving complicated engineering development efforts and, as is the case with most development efforts, technical and other complexities are often encountered. These complexities have resulted in increased contract cost estimates in the past and could have the same result in the future. The Company could also encounter similar risks on other long-term contracts as well as research and development efforts, and such factors could impact future operating results. In addition, the Company continues to seek high-technology seed programs which are intended to provide a base for the Company's future operations. Such programs may require contract investment provisions or significant Company-sponsored research and development expenditures, both reflecting the Company's commitment of its own funds.

         Ongoing changes in many countries around the world have resulted in the U.S. Government reassessing its approach to national defense spending. Although it is clear that defense spending will continue to decline, it is unclear how that spending will be redirected. Management is continuing its strategic planning efforts in order to enhance the Company's ability to be responsive to the Government's requirements and to select products and business areas which will enable the Company to effectively compete and perform in a very demanding marketplace. Although the uncertainties of future world events and the corresponding changes in national defense spending hang over the defense industry, the Company's products, heavily concentrated in the field of defense electronics, and management's constant thrust to improve its design, manufacturing and quality systems, provide the Company with the prerequisites to be competitive. The U.S. Government and its suppliers continue to be the most significant customers to the Company and a significant reduction in one or more of the Company's major defense programs, existing or anticipated, could adversely effect the Company's future operating results.

           The Company from time to time is subject to claims and investigations arising from the conduct of its business with the U.S. Government. Under one such investigation, the Company has supplied the Inspector General of the Department of Defense with certain documents related to the AN/ MLQ-T4 Ground Jammer program. At this time, management is unable to determine when the Government will complete its investigation or whether the Government will seek remedies as a result of its investigation. This matter and other ongoing legal matters which may impact future operating results are described in Note 8 to the consolidated financial statements.

         The Company's consolidated balance sheet at February 25, 1994 contains a net deferred tax asset of $2,896,000 including a valuation allowance of $1,180,000 primarily for the uncertainty relating to the realization of future income tax benefits. The Company believes it is more likely than not that the majority of the net deferred tax asset will be realized through future reversals of existing taxable temporary differences and future taxable income. The Company's conclusion that it is "more likely than not" that the majority of the deferred tax asset will be realized is based on a history of earnings, forecasted earnings for fiscal year 1995 and the prospects for continued earnings after 1995. However, significant subsequent events related to the uncertainties discussed above could have a material adverse effect on expected future income and, consequently, the realization of the Company's deferred tax asset. The Company will continue to periodically review the tax criteria related to the recognition of the deferred tax asset.

Inflation

         Because the Company's products and services are predominantly custom-made, the impact of inflation on operating results is typically not significant. The Company attempts to alleviate inflationary pressures by increasing selling prices to help offset rising costs (subject to competitive conditions and regulatory requirements), increasing productivity and improving design and manufacturing techniques.

Liquidity and Capital Resources

         The Company's primary source of short-term financing is from cost reimbursements under contracts with the U.S. Government and its suppliers. That financing is supplemented, when necessary, through the liquidation of short-term investments and borrowings under a line of credit agreement. Cash flows in fiscal year 1994 were provided through operations and liquidation of marketable securities, and were absorbed to repay long-term debt and fund capital expenditures. At February 25, 1994, the Company has available cash and equivalents and liquid marketable securities of approximately $11,800,000, and a line of credit agreement providing for borrowings up to $5,000,000. The line of credit agreement expires June 30, 1994, at which time the Company expects to renew the agreement at essentially the same terms and for an amount required to satisfy its needs for the foreseeable future.

         The Company's second installment repayment of $3,300,000 on its 10.03% unsecured note obligation is due April 1994. The Company has exercised an option to accelerate the repayment of an additional $1,700,000. This additional payment will reduce the maturity of the unsecured note obli-gation from April 1998 to April 1997. See Note 4 to the consolidated financial statements for the aggregate maturities of long-term borrowings over the next five fiscal years. The Company's ratio of current assets to current liabilities decreased from 2.1 to 1 at February 26, 1993 to 2 to 1 at February 25, 1994, and the long-term debt to equity ratio decreased from .4 to 1 at February 26, 1993 to .3 to 1 at February 25, 1994.

         During fiscal year 1994, the Company completed construction of a major building addition at its Richardson Road facility. The total cost, including related expenditures, of approximately $4,300,000 was funded through the sale of marketable securities. No major building additions are planned in fiscal year 1995 and beyond.

         In 1993, the Company agreed to pay $2,200,000 in settlement of civil claims pertaining to the pricing of a 1985 fixed-price contract modification. The Company paid $1,100,000 in July 1993 and will pay the balance in July 1994.

         With a substantial amount of highly liquid assets and a strong working capital position at February 25, 1994, capital resources should be sufficient to meet the Company's operating needs for the foreseeable future, as well as long-term debt maturities and other anticipated cash outlays.

Responsibility for Financial Statements


         The Company's management is responsible for the fair presentation of the financial statements and other financial information contained in this Annual Report. The financial statements, which include amounts based on estimates and judgements, are prepared in accordance with generally accep-ted accounting principles.


         Management fulfills its responsibility primarily by establishing and maintaining accounting systems and practices which are adequately supported by internal accounting controls. Controls are designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and the financial records are reliable for the purpose of preparing financial statements. Controls include the selection and training of management and supervisory personnel; maintenance of an organizational structure providing for the delegation of authority and the establishment of responsibilities; communication of requirements for compliance with approved accounting, control and business practices throughout the organization; business planning and review; and a program of internal audit.


         The Board of Directors pursues its responsibility for the Company's financial statements through its Audit Committee comprised solely of outside directors, who meet periodically with the internal auditors, independent auditors, and representatives of management to discuss auditing and financial reporting matters. The independent auditors have access to the Audit Committee, without management representatives present, to discuss the adequacy of internal accounting controls, as well as the scope and results of their examination and their opinion on the quality of financial reporting and other matters.







_______________________
Chief Financial Officer

                         Report of Independent Auditors



To the Board of Directors and Shareholders of AEL Industries, Inc.

         We have audited the accompanying consolidated balance sheets of AEL Industries, Inc. as of February 25, 1994 and February 26, 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended February 25, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEL Industries, Inc. at February 25, 1994 and February 26, 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 25, 1994, in conformity with generally accepted accounting principles.

         As discussed in the last paragraph of Note 8 to the consolidated financial statements, the outcome of a U.S. Government investigation associated with a fixed-price contract is presently not determinable. No provision for any liability that may result from this matter has been made in the accompanying financial statements.

         As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for income taxes in fiscal year 1993.







Philadelphia, Pennsylvania
March 29, 1994