Form 10-K, Exhibit 13
period 1995-02-24
AEL INDUSTRIES INC
filed 1995-05-17
CIK 4911

AEL INDUSTRIES, INC.
Selected Financial Data
(Dollars in thousands, except per share data)

                                                                                 Fiscal Year Ended
                                                            ---------------------------------------------------------
                                                            Feb. 24,    Feb. 25,    Feb. 26,    Feb. 28,    Feb. 22,
                                                              1995        1994        1993        1992        1991
                                                            ---------   ---------   ---------   ---------   ---------
Sales and service revenues                                  $126,537    $123,632    $113,132    $140,112    $144,258

Operating income                                               4,096       3,742       2,143       5,323       6,621
Interest expense                                              (1,334)     (1,719)     (2,418)     (3,272)     (3,809)
Investment income                                                259         455         843         322         321
Other expense, net of other income                              (493)       (167)       (318)       (644)       (425)
Provision for claims settlement                                                       (2,200)
Gain on redemption of shares in foreign company                                                   14,368
                                                            ---------   ---------   ---------   ---------   ---------
                                                               2,528       2,311      (1,950)     16,097       2,708

Income tax provision                                             759         694         106       5,641         986
                                                            ---------   ---------   ---------   ---------   ---------
Income (loss) before extraordinary credit and
  cumulative effect of change in accounting principle          1,769       1,617      (2,056)     10,456       1,722

Extraordinary credit-benefit of net operating loss
  carryforward                                                                                     1,846         852

Cumulative effect of change in accounting for income
  taxes                                                                                2,540
                                                            ---------   ---------   ---------   ---------   ---------
Net income                                                    $1,769      $1,617        $484     $12,302      $2,574
                                                            =========   =========   =========   =========   =========

Earnings per share:
   Income (loss) before extraordinary credit and
      cumulative effect of change in accounting principle       $.46        $.43      $(.52)       $2.69        $.44
   Extraordinary credit-benefit of net operating loss
     carryforward                                                                                    .47         .22
   Cumulative effect of change in accounting for income
     taxes                                                                              .64
                                                            ---------   ---------   ---------   ---------   ---------
   Net income                                                   $.46        $.43      $ .12        $3.16        $.66
                                                            =========   =========   =========   =========   =========

Working capital                                              $29,590     $29,241     $33,678     $42,517     $22,425
Total assets                                                 101,418     109,156     114,646     114,384     118,120
Long-term debt                                                15,742      19,599      25,141      32,119      37,603
Shareholders' equity                                          60,222      58,065      56,320      56,701      44,393
Backlog                                                      106,558     121,478     156,306     127,417     187,265


All fiscal years contain fifty-two weeks, except fiscal year 1992 which contains fifty-three weeks.

Note 8 of the consolidated financial statements describes legal matters and related uncertainties.

Backlogs include the following unfunded amounts:
1995 - $7,833,000; 1994 - $14,747,000; 1993 - $16,039,000; 1992- $4,370,000; and 1991 - $23,915,000.

Responsibility for Financial Statements


            The Company's management is responsible for the fair presentation of the financial statements and other financial information contained in this
Annual Report. The financial statements, which include amounts based on estimates and judgements, are prepared in accordance with generally accepted accounting principles.


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


           The Board of Directors pursues its responsibility for the Company's financial statements through its Audit Committee comprised solely of outside directors, who meet periodically with the internal auditors, independent auditors, and representatives of management to discuss auditing and financial reporting matters. The independent auditors have access to the Audit Committee, without management representatives present, to discuss the adequacy of internal accounting controls, as well as the scope and results of their audit and their opinion on the quality of financial reporting and other matters.







_______________________
Chief Financial Officer


                      Report of Independent Auditors



To the Board of Directors and Shareholders of AEL Industries, Inc.

           We have audited the accompanying consolidated balance sheets of AEL Industries, Inc. as of February 24, 1995 and February 25, 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended February 24, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

            In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEL Industries, Inc. at February 24, 1995 and February 25, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 24, 1995, in conformity with generally accepted accounting principles.

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






  Philadelphia, Pennsylvania
  March 24, 1995

AEL INDUSTRIES, INC.
Consolidated Balance Sheets
February 24, 1995 and February 25, 1994
(Dollars in thousands)

Assets                                                                                   1995        1994
- ----------------------------------------------------------------------------------------------------------
Current assets:
   Cash and equivalents                                                                $3,140     $10,414
   Marketable securities                                                                  724       1,428
   Receivables, including unbilled amounts of $29,244 at February 24, 1995, and
            $28,313 at February 25, 1994:
                   U.S. Government                                                     40,695      37,045
                   Other                                                                5,273       4,202
                                                                                     ---------   ---------
                                                                                       45,968      41,247

   Inventories                                                                          1,312       3,047
   Deferred income taxes                                                                1,928       2,646
   Other current assets                                                                   208         238
                                                                                     ---------   ---------
         Total current assets                                                          53,280      59,020

Property, plant and equipment, at cost:
   Land                                                                                 1,860       1,897
   Buildings and improvements                                                          39,555      40,256
   Machinery and equipment                                                             41,414      39,327
   Office furniture and equipment                                                      16,751      15,218
                                                                                     ---------   ---------
                                                                                       99,580      96,698
    Less accumulated depreciation                                                      56,941      52,375
                                                                                     ---------   ---------
             Net property, plant and equipment                                         42,639      44,323


Other assets                                                                            5,499       5,813
                                                                                     ---------   ---------
                                                                                     $101,418    $109,156
                                                                                     =========   =========

Liabilities and Shareholders' Equity                                                     1995        1994
- ----------------------------------------------------------------------------------------------------------
Current liabilities:
   Accounts payable                                                                    $7,732      $4,795
   Accrued salaries, wages and employee benefits                                        5,062       5,811
   Other current liabilities                                                            7,039      13,631
   Current portion of long-term debt                                                    3,857       5,542
                                                                                     ---------   ---------
      Total current liabilities                                                        23,690      29,779

Long-term debt, net of current portion                                                 15,742      19,599

Other liabilities                                                                       1,764       1,713

Commitments and contingent liabilities-Note 8

Shareholders' equity:
   Class A common stock (non-voting), $1 par value; 20,000,000 shares authorized;
      shares issued and outstanding, 1995 - 3,369,000; 1994 - 3,333,000                 3,369       3,333
   Class B common stock (voting), $1 par value; 440,000 shares authorized;
      shares issued and outstanding, 1995 and 1994 - 435,000                              435         435
   Capital in excess of par value                                                       2,923       2,557
   Retained earnings                                                                   53,303      51,740
   Unrealized gain on marketable securities, net of tax                                   192
                                                                                     ---------   ---------
      Total shareholders' equity                                                       60,222      58,065
                                                                                     ---------   ---------
                                                                                     $101,418    $109,156
                                                                                     =========   =========

See accompanying notes.

AEL INDUSTRIES, INC.
Consolidated Statements of Operations
Three years ended February 24, 1995
(Dollars in thousands, except per share amounts)

                                                                         1995         1994         1993
                                                                      ----------   ----------   ----------
Sales and service revenues                                             $126,537     $123,632     $113,132

Operating costs and expenses:
   Cost of products and services                                         97,448       94,164       84,696
   Administrative and selling expenses                                   17,657       17,674       18,824
   Bid and proposal costs                                                 5,130        5,890        4,968
   Research and development costs                                         2,206        2,162        2,501
                                                                      ----------   ----------   ----------
                                                                        122,441      119,890      110,989
                                                                      ----------   ----------   ----------
Operating income                                                          4,096        3,742        2,143
                                                                      ----------   ----------   ----------

Interest expense                                                         (1,334)      (1,719)      (2,418)
Investment income                                                           259          455          843
Other expense, net of other income                                         (493)        (167)        (318)
Provision for claims settlement                                                                    (2,200)
                                                                      ----------   ----------   ----------
                                                                         (1,568)      (1,431)      (4,093)
                                                                      ----------   ----------   ----------
Income (loss) before income taxes and cumulative
  effect of change in accounting principle                                2,528        2,311       (1,950)

Income tax provision                                                        759          694          106
                                                                      ----------   ----------   ----------
Income (loss) before cumulative effect
  of change in accounting principle                                       1,769        1,617       (2,056)

Cumulative effect of change in accounting for income taxes                                          2,540
                                                                      ----------   ----------   ----------
Net income                                                               $1,769       $1,617         $484
                                                                      ==========   ==========   ==========

Earnings per share:
    Income (loss) before cumulative effect
      of change in accounting principle                                    $.46         $.43       $(.52)
   Cumulative effect of change in accounting for income taxes                                        .64
                                                                      ----------   ----------   ----------
   Net income                                                              $.46         $.43      $  .12
                                                                      ==========   ==========   ==========

Weighted average shares outstanding                                   3,826,000    3,780,000    3,901,000
                                                                      ==========   ==========   ==========

See accompanying notes.

AEL INDUSTRIES, INC.
Consolidated Statements of Cash Flows
Three years ended February 24, 1995
(Dollars in thousands)

                                                                               1995        1994        1993
- ------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                $1,769      $1,617        $484
   Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation                                                         6,240       6,519       6,734
         Amortization of other assets                                           419         407         407
         Cumulative effect of change in accounting for income taxes                                  (2,540)
         Deferred income taxes                                                  695         274         610
         Accrued retirement benefits                                             51        (294)         45
         Other                                                                   11        (131)
   Increase in receivables                                                   (4,721)     (1,610)     (4,856)
   Decrease in inventories and other current assets                           1,765       1,521         725
   (Decrease) increase in accounts payable, accrued liabilities
      and other current liabilities                                          (4,404)        513       1,446
                                                                           ---------   ---------   ---------
      Net cash provided by operating activities                               1,825       8,816       3,055

Cash flows from investing activities:
   Additions to property, plant and equipment                                (5,281)     (6,386)     (8,694)
   Proceeds from sales of property, plant and equipment                         683
   Purchases of marketable securities                                                               (31,369)
   Liquidations of marketable securities                                        979      10,687      22,016
   Other                                                                        (60)         29         237
                                                                           ---------   ---------   ---------
      Net cash (absorbed) provided by investing activities                   (3,679)      4,330     (17,810)

Cash flows from financing activities:
   Reductions in long-term debt                                              (5,542)     (6,978)       (728)
   Stock option exercises                                                       352         302          27
   Repurchases of common stock                                                 (230)       (224)       (892)
                                                                           ---------   ---------   ---------
      Net cash absorbed by financing activities                              (5,420)     (6,900)     (1,593)
                                                                           ---------   ---------   ---------
(Decrease) increase in cash and equivalents                                  (7,274)      6,246     (16,348)
Cash and equivalents at beginning of period                                  10,414       4,168      20,516
                                                                           ---------   ---------   ---------
Cash and equivalents at end of period                                        $3,140     $10,414      $4,168
                                                                           =========   =========   =========

See accompanying notes.

AEL INDUSTRIES, INC.
Consolidated Statements of Shareholders' Equity
Three years ended February 24, 1995
(Dollars in thousands)

                                                                                                  Unrealized              Total
                                                       Common Stock       Capital in               Gain on     Class A     Share-
                                                  ---------------------   Excess of   Retained    Marketable  Treasury    holders'
                                                   Class A     Class B    Par Value   Earnings    Securities   Shares      Equity
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1992                        $4,443        $436      $2,235     $58,932                $(9,345)     $56,701
   Stock option exercises                                5                      22                                              27
   Purchases of common stock for treasury                                                                        (892)       (892)
   Retirement of treasury stock                     (1,143)                             (9,094)                10,237
   Net income for the year                                                                 484                                 484
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
Balance at February 26, 1993                         3,305         436       2,257      50,322                    -         56,320
   Conversion of Class B to Class A                      1          (1)
   Stock option exercises                               52                     250                                             302
   Tax benefit from stock option exercises                                      50                                              50
   Purchases of common stock for treasury                                                                         (224)       (224)
   Retirement of treasury stock                        (25)                               (199)                    224
   Net income for the year                                                               1,617                               1,617
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
Balance at February 25, 1994                         3,333         435       2,557      51,740                    -         58,065
   Stock option exercises                               60                     292                                             352
   Tax benefit from stock option exercises                                      74                                              74
   Purchases of common stock for treasury                                                                         (230)       (230)
   Retirement of treasury stock                        (24)                               (206)                    230           0
   Change in unrealized gain on securities available                                                                             0
      for sale, net of tax                                                                             192                     192
   Net income for the year                                                               1,769                               1,769
                                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
Balance at February 24, 1995                        $3,369        $435      $2,923     $53,303        $192        -        $60,222
                                                  =========   =========   =========   =========   =========   =========   =========


See accompanying notes.

































                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  Summary of Significant Accounting Policies:

    Fiscal Year. The Company's fiscal year ends on the last Friday in February. Fiscal years in the three-year period ended February 24, 1995 each contain fifty-two weeks.

    Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

    Revenue Recognition. Contract revenue is recognized principally on the percentage-of-completion method in the ratio that cost incurred bears to estimated cost at completion. Other revenue is recorded on the basis of shipment of products or performance of services.

    Contract Provisions. Under fixed price contracts, the Company may encounter, and on certain programs from time to time has encountered, cost overruns caused by increased material, labor, or overhead costs, design or production difficulties and various other factors such as technical and manufacturing complexity, which must be, and in such cases have been, borne by the Company. Adjustments to contract cost estimates are made in the periods in which the facts requiring such revisions become known. When the revised estimate indicates a loss, such loss is provided for currently in its entirety. In addition, the Company from time to time commits to invest its own funds, particularly in the case of high-technology seed programs. The estimated costs of such investments in excess of the related contract values are provided for currently in their entirety upon receipt of such contracts by the Company.

    Cash and Equivalents. Cash and equivalents include all highly liquid investments with original maturities of three months or less.

    Marketable Securities. In fiscal year 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, on February 24, 1995, the company's marketable securities are classified as available-for-sale securities and carried at market value as determined based on quoted market prices, and the unrealized gain is reported net of tax as a separate component of shareholders' equity. The cost basis of the marketable securities at February 24, 1995 is $449,000. Prior year financial statements have not been restated to reflect the change in accounting method. At February 25, 1994, marketable securities were carried at cost and the aggregate market value was $1,697,000.

    Receivables. Unbilled receivables represent costs and profits in excess of billed amounts on contracts accounted for on the percentage-of-completion method and are billable upon shipment of the product or performance of the service, achievement of milestones or completion of the contract. Such amounts are generally billed and collected within one year. However, approximately $4,000,000 of unbilled receivables at February 24, 1995 are expected to be billed and collected after one year, including $2,200,000 for costs subject to future negotiations with the U.S. Government.

    Inventories. Inventories are stated at the lower of cost or market and consist primarily of raw materials and work in process. Raw materials are valued generally at an average cost; work-in-process and finished goods are valued generally on a first-in, first-out basis.

    Plant and Equipment. Depreciation of plant and equipment is computed on the straight-line method based upon the following estimated useful lives:

         Buildings and improvements              10 to 40 years
         Machinery and equipment                  3 to 10 years
         Office furniture and equipment           5 to  8 years

    Other Assets. Other assets include $7,300,000 representing the excess of the purchase price over the fair value of the assets acquired and liabilities assumed in connection with an acquisition in 1987. Such amount is being amortized on a straight-line basis over 20 years. Accumulated amortization was $2,768,000 and $2,403,000 at February 24, 1995 and February 25, 1994, respectively.

    Income Taxes. The Company uses the asset and liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

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

    Reclassifications. Certain financial statement items for fiscal year 1994 have been reclassified in order to conform with the current year's presentation.

2.  Possible Sale of the Company

         On February 28, 1995, the Company's controlling shareholders, Dr. Leon Riebman and Claire E. Riebman, transferred all of their class A nonvoting and class B voting common stock into a voting trust controlled by four independent directors of the Company to provide the Company's Board of Directors with increased flexibility in exploring the possible sale of the Company. The voting trust has an initial term of nine months with an extension period of up to one additional year, subject to certain conditions. The voting trustees have full power to vote the Riebmans' stock with regard to any proposed
    transaction for the sale of the Company.   Such stock constitutes
    approximately 7% of all outstanding shares, before issuance of the 180,947 class A shares described below, and 55% of the class B voting shares at February 24, 1995. Any proposal for the sale of the Company, and the agreements with the Riebmans referred to below, are subject to ratification by the class A and class B shareholders, each voting as a separate class. Ratification of a proposal for the sale of the Company and ratification of the agreements with the Riebmans must be voted upon by the shareholders as a single proposition.

         In consideration of the controlling shareholders entering the voting trust agreement, transferring their shares to the voting trust, and agreeing to accept the same per share price for their voting stock as other shareholders receive for their stock in the event of a sale of the Company, the Company issued 180,947 shares of class A nonvoting stock to the Riebmans on February 28, 1995. These shares have also been transferred into the voting trust and will be returned to the Company for cancellation without any payment to the Riebmans if a sale of the Company does not occur while the voting trust is in effect. If a sale does occur, the issuance of 180,947 shares will result in a charge against income for an amount equal to market value of the shares at the time the Company is sold.

         Under separate agreements also entered into on February 28, 1995, the Company has agreed to make the following payments to Dr. Riebman if the Company is sold while the voting trust is in effect: payments totalling $675,000 for consulting services to be provided by Dr. Riebman for a three-year period commencing with his employment termination; a change-in-control payment of $500,000 if Dr. Riebman's employment terminates after the sale of the Company; and a noncompetition payment of up to $1,900,000.

         The Company also has agreements with seven other officers which could result in severance payments to those officers if their employment were to terminate during a two-year period following a change in control of the Company. Aggregate severance payments under such agreements could range up to approximately $2,500,000 depending on the number of officers terminated and the timing of the terminations.

         The Company expensed costs of approximately $675,000 in fiscal year 1995 related to the possible sale of the Company.

3.  Line of Credit and Letters of Credit

         The Company has a line of credit agreement expiring June 30, 1995 which provides for unsecured borrowings of up to $8,000,000 at the prime rate. The Company had only nominal temporary borrowings under the line of credit agreement during the year ended February 24, 1995, and did not borrow during the year ended February 25, 1994. The terms of the line of credit agreement contain, among other provisions, requirements for maintaining defined levels of working capital, net worth, annual capital expenditures and a debt-to-equity ratio. The agreement also requires an annual commitment fee of approximately $50,000.

         At February 24, 1995, standby letters of credit of approximately $12,800,000 have been issued under an agreement, expiring June 30, 1995, which are being maintained as security for performance and advances received on long-term contracts, and as security for debt service payments under industrial revenue bond loan agreements. The agreement provides a maximum commitment for letters of credit of $14,500,000 and requires an annual commitment fee of approximately $73,000.

4.  Long-Term Borrowings

    Long-term borrowings consist of:
                                              (Dollars in thousands)
                                            February 24,   February 25,
                                                1995           1994
                                            ___________    ___________

    10.03% senior unsecured note payable,
    principal due annually through April
    1997.                                     $ 8,400        $13,400

    Industrial revenue bonds, interest is
    variable, (4.4% at February 24, 1995
    and 2.8% at February 25, 1994), prin-
    cipal due annually through 2010.
    (Bonds are collateralized by certain
    property and equipment at the Company's
    St. Louis Regional Airport facility.)       6,295          6,500

    Industrial revenue bonds, interest is
    variable, (4.4% at February 24, 1995
    and 2.8% at February 25, 1994), prin-
    cipal due April 2009.  (Bonds are col-
    lateralized by certain property and
    equipment of the Company's Cross Sys-
    tems Division.)                             4,000          4,000

    Obligation under capital lease, inter-
    est at prime plus 1%, principal due
    quarterly through December 1996.  (Lease
    is collateralized by data processing
    equipment.)                                   519            779

    Other                                         385            462
                                              _______        _______

                                               19,599         25,141
    Less current portion                        3,857          5,542
                                              _______        _______

                                              $15,742        $19,599
                                              =======        =======

        Aggregate maturities of long-term borrowings over the next five fiscal years are as follows: 1996 - $3,857,000; 1997 - $3,872,000;
    1998 - $2,127,000; 1999 - $342,000; and 2000 - $362,000.

        The terms of certain financing agreements contain, among other provisions, requirements for maintaining defined levels of working capital, net worth, capital expenditures and various financial ratios, including debt to equity.

        The Company paid interest of $1,511,000, $1,965,000 and $2,507,000 during fiscal years 1995, 1994 and 1993, respectively.

5.  Income Taxes:

        Effective for fiscal year 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". The cumulative effect of the accounting change as of the beginning of fiscal year 1993 was $2,540,000, or $.64 per share, primarily resulting from recording tax benefits related to contract loss provisions recorded in prior years and adjusting tax rates on previously recorded tax assets and liabilities. The cumulative effect included the recognition of a valuation allowance of $200,000 to reflect the potential loss of state tax benefits. The effect of the adoption of SFAS No. 109 on fiscal year 1993's income tax provision decreased net income by $920,000, or $.24 per share, primarily relating to the establishment of a valuation allowance for the deferred tax assets.

        The income tax provisions for the three years ended February 24, 1995 are comprised of the following:


                                              (Dollars in thousands)
                                             1995      1994      1993
                                             ____      ____      ____

Current:
      Federal                                $(26)     $420      $(533)
      State                                    90                   29
                                             ____      ____      _____
                                               64       420       (504)
Deferred:
      Federal                                 600       177        669
      State                                    95        97        (59)
                                             ____      ____      _____
                                              695       274        610

Total provision                              $759      $694      $ 106
                                             ====      ====      =====

    The provisions for income taxes for the three years ended February 24, 1995 differ from the provisions computed by applying the statutory federal income tax rate due to the following:

                                                (Dollars in thousands)
                                            1995       1994       1993
                                            ____       ____       ____

Statutory federal income tax                $ 860     $ 786     $ (663)
Increase (decrease) resulting from:
      Tax exempt investment income            (21)      (79)      (237)
      Amortization of intangible assets       124       124        124
      State income taxes                      185        97        (42)
      Tax credits                            (364)     (303)      (110)
      Foreign income                           32        42         39
      Costs related to possible sale
         of the Company                       229
      Reversal of tax liabilities            (350)
      Valuation allowance                                          980
      Other                                    64        27         15
                                            _____     _____     ______
                                            $ 759     $ 694     $  106
                                            =====     =====     ======


         The Company's federal income tax returns for fiscal years prior to 1992 have been closed to assessments by the Internal Revenue Service. Accordingly, the Company reversed related tax liabilities, reducing its income tax provision in fiscal year 1995 by $350,000.

         The significant components of the deferred tax liabilities and assets are as follows:

                                              (Dollars in thousands)
                                             February 24,  February 25,
                                                 1995         1994
                                             ___________   ___________

      Deferred tax liabilities:
        Depreciation                          $(1,219)       $(1,197)
        Other                                    (144)            (7)
                                              _______        _______
                                               (1,363)        (1,204)
      Deferred tax assets:
        Employee benefits                       1,595          1,437
        Inventory and contract loss
          allowances                            2,147          2,304
        Provision for claims settlement                          440
        Tax credit carryforwards                  707            768
        Other                                     212            331
                                              _______        _______
                                                4,661          5,280
      Valuation allowance                      (1,180)        (1,180)
                                              _______        _______
      Net deferred tax asset                  $ 2,118        $ 2,896
                                              =======        =======

         At February 24, 1995, the Company has general business credit carryforwards of approximately $390,000 which expire in the years 2008 through 2010. The Company also has alternative minimum tax credit carryforwards of approximately $317,000 that do not expire.

         The Company paid income taxes, net of refunds, of $315,000, $380,000 and $75,000 in fiscal years 1995, 1994 and 1993, respectively.

6.  Employee Benefit Plans

         Under the Company's Retirement Savings Plan which covers all eligible employees, the Company makes a matching contribution not exceeding three percent of an employee's annual compensation, but otherwise equivalent to one-half of the employee's contribution. Starting from January 1994, the Company is also making additional contributions to the plan, for all eligible employees, equal to 1% of their compensation, until compensation exceeded the Federal Insurance Contributions Act maximum taxable wage base, at which point the Com-pany doubled its additional contribution. The Company's aggregate contributions to the Retirement Savings Plan for fiscal years 1995, 1994 and 1993 were $1,437,000, $1,139,000 and $1,017,000, respectively.

         The Company also maintains individual unfunded supplemental retirement benefit plans for two current executive officers and one former executive officer. Supplemental retirement benefits are based on the officers' final average annual earnings from the Company and are payable in installments over ten years upon retirement, disability, death, or, if no longer employed by the Company, at age
    62. Expense recognized for the benefits accrued under the plans was $91,000, $95,000 and $61,000 in fiscal years 1995, 1994 and 1993, respectively. In addition, the resignation of an executive resulted in a curtailment gain of $381,000 recognized in fiscal year 1994. Other liabilities on the consolidated balance sheets as of February 24, 1995 and February 25, 1994, include amounts of $1,716,000 and $1,625,000, respectively, for the supplemental retirement benefit plans.

7.  Other Current Liabilities

         Other current liabilities at February 24, 1995 and February 25, 1994 include allowances for contract losses and other contract al-lowances aggregating $3,600,000 and $3,900,000, respectively. Other current liabilities at February 25, 1994 also include billings in excess of revenues recognized on uncompleted contracts of approxi-mately $4,600,000.

         In fiscal year 1993, the Company established an allowance of $2,200,000 based on an agreement to settle civil claims pertaining to the pricing of a 1985 fixed-price contract modification. The Company paid $1,100,000 in each fiscal year 1995 and 1994.

 8. Commitments and Contingencies

         Rent expense under operating leases was $858,000, $735,000 and $703,000 for fiscal years 1995, 1994 and 1993, respectively. Fiscal year minimum lease payments under noncancellable operating leases are as follows: 1996 - $400,000; 1997 - $373,000; 1998 - $220,000; 1999 -
    $90,000; 2000 - $62,000 and 2001 and beyond - $348,000.

         From time to time, the Company may be involved in lawsuits, investigations and other legal proceedings arising from the ordinary conduct of its business with the U.S. Government and others. One such action relates to the U.S. Environmental Protection Agency (EPA) which, in 1989, placed a site that includes the Company's Richardson Road property on the National Priorities List for detailed study and cleanup of alleged environmental contamination. The Company continues to cooperate with the EPA in the study of this site. In the opinion of management, except for the matter described below, these legal pro-ceedings will not have a material adverse effect on the consolidated financial position.

         The Company continues to cooperate with the Department of Defense in an investigation which commenced in 1992 regarding the AN/MLQ-T4 Ground Jammer Program. At this time, management is unable to determine when the Government will complete its inquiry or whether it will seek any remedies.

 9. Common Stock and Stock Option Plans

         At February 24, 1995, shares of class A common stock were reserved as follows: 926,000 shares for the exercise of stock options and 435,000 shares for the conversion of class B common stock. Class B common shares are convertible into class A common shares on a one-for-one basis. If, at any time, a majority of class B common share-holders vote in favor of conversion or if less than 50,000 class B common shares remain outstanding, all class B common shares will automatically be deemed converted into class A common shares, which will then assume voting rights.

         At February 24, 1995, options were exercisable for 76,000 class A shares at prices ranging from $4.75 to $10.00 per share. Changes in the number of shares of class A common stock subject to outstanding but unexercised options for the two years ended February 24, 1995 are as follows:

                                                     (in thousands)
                                                  1995            1994
                                                  ____            ____

      Balance, beginning of period                202             298
      Options granted at prices of
        $6.63 to to $10.25 per share               62              53
      Options exercised at prices of
        $4.56 to $8.81 per share                  (60)            (52)
      Options cancelled and terminated            (21)            (97)
                                                  ___             ___
      Balance, end of period                      183             202
                                                  ===             ===
         Generally, options granted are fully exercisable two years from the date granted and all unexercised options terminate five years after the date granted, upon the resignation of the optionee, or three months after the termination of employment if by other than resignation. No charges to income have been made in accounting for options. Options are granted at a price equal to the fair market value of class A common stock on the date of grant.

10. Segment Reporting

         The Company's principal business is electronic defense products and services, which consists primarily of the design and manufacture of electronic countermeasures systems, simulation systems, radars and receivers. The Company is also engaged in the installation and integration design of avionics and electronic warfare systems.

         The Company provides other products such as antennas, microwave integrated circuits and hybrid microcircuits, and services such as calibration, product testing and technical publication.

         Presented below are the sources of revenues for each segment by type of customer for the three years ended February 24, 1995:

                                               (Dollars in thousands)
                                              1995      1994      1993
                                              ____      ____      ____
      Sales and service revenues:
        Domestic:
          U.S. Government:
            Electronic Defense Products
               and Services                 $ 96,357  $ 98,282  $ 93,913
            Other Products and Services           69        50        99
          Commercial:
            Electronic Defense Products
               and Services                    2,227     1,160     1,568
            Other Products and Services        9,082     7,772     5,851
                                            ________  ________  ________
                                             107,735   107,264   101,431
        International:
          Electronic Defense Products
               and Services                   18,802    16,368    11,701
                                            ________  ________  ________

                                            $126,537  $123,632  $113,132
                                            ========  ========  ========

         Sales and service revenues from the U.S. Government include sales and service revenues recognized under contracts with suppliers to the U.S. Government.

11. Quarterly Financial Information (Unaudited)

                                                      (Dollars in thousands, except per share data)
                                                                Quarter Ended
                                          May 27,    Aug. 26,    Nov. 25,    Feb. 24,
Fiscal Year 1995                           1994        1994        1994        1995
- --------------------------------------------------------------------------------------
Revenues                                  $30,574     $30,911     $30,939     $34,113
Operating expenses                         29,789      29,895      29,747      33,010
                                         ---------   ---------   ---------   ---------
Operating income                              785       1,016       1,192       1,103
Other expense, net of other income           (305)       (510)       (297)       (456)
                                         ---------   ---------   ---------   ---------
                                              480         506         895         647
Income tax provision                          144         152         268         195
                                         ---------   ---------   ---------   ---------
Net income                                   $336        $354        $627        $452
                                         =========   =========   =========   =========

Net income per share                         $.09        $.09        $.16        $.12
                                         =========   =========   =========   =========

                                                                Quarter Ended
                                          May 28,    Aug. 27,    Nov. 26,    Feb. 25,
Fiscal Year 1994                           1993        1993        1993        1994
- --------------------------------------------------------------------------------------

Revenues                                  $30,731     $27,754     $27,292     $37,855
Operating expenses                         29,682      26,561      26,504      37,143
                                         ---------   ---------   ---------   ---------
Operating income                            1,049       1,193         788         712
Other expense, net of other income           (251)       (462)       (362)       (356)
                                         ---------   ---------   ---------   ---------
                                              798         731         426         356
Income tax provision                          360         326           0           8 (a)
                                         ---------   ---------   ---------   ---------
Net income                                   $438        $405        $426        $348
                                         =========   =========   =========   =========

Net income per share                         $.12        $.10        $.12         $.09
                                         =========   =========   =========   =========

(a) Income tax provisions in the third and fourth quarters of fiscal year 1994 were reduced by deferred tax benefits pertaining to the retroactive reenactment of federal income tax research credits.

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

Results of Operations - Fiscal 1995 versus Fiscal 1994

         Sales and service revenues of $126,537,000 reflect a slight increase over the $123,632,000 in revenues reported for fiscal year 1994. Fiscal year 1995 was favorably impacted by higher revenues from TACJAM-A, an electronic countermeasures program, which provided revenues of $17,795,000 in fiscal year 1995 versus $6,615,000 in fiscal year 1994. In addition, two avionics installation/ integration programs provided significantly higher revenues in fiscal year 1995. One avionics program with a foreign customer generated revenues of $8,882,000 in fiscal year 1995, up from $3,590,000 in fiscal year 1994. The other avionics program, ANVIS/HUD, generated revenues of $16,941,000 in fiscal year 1995, up from $10,285,000 in fiscal year 1994. Avionics programs in the aggregate provided
$46,843,000 and $41,307,000 of revenues in fiscal years 1995 and 1994, respectively. Partially offsetting these increases, revenues from the Band 9/10 electronic countermeasures program fell to $6,314,000 in fiscal year 1995 from $10,830,000 in fiscal year 1994, and several radar environmental simulator programs and other programs contributed less to total revenues in fiscal year 1995 due to program maturation.

         Operating income for fiscal year 1995 was $4,096,000 as compared with $3,742,000 for fiscal year 1994. The increase in operating income was primarily due to a decrease in adverse cost estimates and profitability adjustments, which in the aggregate had unfavorable effects of $3,000,000 in fiscal year 1995 and $3,900,000 in fiscal year 1994, and a decrease of $760,000 in bid and proposal spending. The decrease in adverse cost esti-mates and profitability adjustments was attributable to performance improvements during fiscal year 1995 in the radar warning receivers program group, particularly the APR-39A program. The favorable items affecting operating income were partially offset by overall lower gross margins on revenues for fiscal year 1995, and approximately $675,000 charged against income in fiscal year 1995 for costs related to the possible sale of the Company. Research and development costs in fiscal year 1995 were constant with the amount reported in the prior year.

         Interest expense in fiscal year 1995 decreased $385,000 from fiscal year 1994 due to lower average debt levels. In the first quarter of fiscal year 1995, the Company repaid $5,000,000 of the $13,400,000 remaining balance of its 10.03% unsecured note payable. Investment income decreased $196,000 from fiscal year 1994 primarily due to the use of cash equivalents to satisfy the Company's operating needs. Other income for fiscal year 1995 and fiscal year 1994 included $243,000 and $498,000, respectively, for royalties received under a license agreement with a foreign vendor.

         The income tax provision for fiscal year 1995 was based on an annual effective tax rate of 30% which is consistent with the annual effective tax rate in fiscal year 1994. The Company's federal income tax returns for fiscal years prior to 1992 have been settled by the Internal Revenue
Service. Accordingly, the Company reversed related tax liabilities, redu-cing its income tax provision in fiscal year 1995 by $350,000. See Note 5 to the consolidated financial statements for the reconciliation of the statutory federal income tax rate to the Company's effective tax rates in fiscal years 1995 and 1994.

Results of Operations - Fiscal 1994 versus Fiscal 1993

         Sales and service revenues in fiscal year 1994 were $123,632,000, an increase of 9% from the $113,132,000 in revenues reported for fiscal year 1993. The revenue increase was primarily attributable to the avionics installation/integration programs which generated revenues of $41,307,000 in fiscal year 1994 compared with revenues of $32,732,000 in fiscal year 1993. The Company's ANVIS/HUD avionics program individually produced revenues of $10,285,000 in 1994 versus $4,262,000 in 1993. In addition to the avionics programs, revenues from radar warning receiver programs increased $3,357,000 in fiscal year 1994, primarily due to the AN/APR-39A program revenues of $10,352,000 which were approximately double the revenues reported in fiscal year 1993. Partially offsetting the revenue growths in the avionics and receiver programs was a decline in revenues from the electronic countermeasures program group in fiscal year 1994.
Within the countermeasures group, the TACJAM-A program contributed revenues of $6,615,000 in fiscal year 1994, down from $12,996,000 in fiscal year
1993. However, in fiscal year 1994, the Band 9/10 program, another major electronic countermeasures program, increased its contribution to revenues by $2,656,000, and revenues from a major electronic countermeasures program with a foreign government increased by $2,012,000.

         Operating income for fiscal year 1994 was $3,742,000 as compared with $2,143,000 for fiscal year 1993. The increase in operating income was primarily due to growth in sales and service revenues, a reduction in administrative and selling expenses, and significantly less costs in fiscal year 1994 associated with restructuring, corporate downsizing, and consolidation of resources. The administrative and selling expenses reduction reflected the Company's continuing efforts to contain costs in those areas, as well as a one-time curtailment gain of $381,000 related to a supplemental retirement benefit plan for a former executive officer. Partially offsetting these favorable items, operating income in fiscal year 1994 was adversely impacted by an increase in bid and proposal spending, as well as contract cost estimate and profitability adjustments, which in the aggregate had an unfavorable effect of $3,900,000 in fiscal year 1994 as compared with $2,500,000 in fiscal year 1993. Revisions to the estimated final costs on several engineering development programs resulted in contract loss provisions in fiscal year 1994 which were $3,100,000 above comparable provisions for those programs in fiscal year 1993. Conversely, a profitability adjustment to the AN/MLQ-34 TACJAM program, resulting from a prolonged contract modification negotiation, produced a favorable impact of $1,800,000 on operating income in fiscal year 1994 with no comparable adjustments in fiscal year 1993. Bid and proposal costs increased $922,000 in fiscal year 1994 reflecting the Company's increased bidding activity for a major aircraft modification program and development programs associated with long-term production contracts. Finally, company-sponsored research and development spending decreased $339,000 in fiscal year 1994 due to the Company's re-allocation of available technical resources, including personnel, to customer-sponsored engineering development efforts, including the development programs referenced above.

         Interest expense in fiscal year 1994 decreased $699,000 from fiscal year 1993 primarily due to lower average debt levels. In the first quarter of fiscal year 1994, the Company repaid $6,600,000 of its $20,000,000, 10.03% unsecured note payable. Investment income for fiscal year 1994 de-creased $388,000 from the prior fiscal year, primarily due to the liquidation of marketable securities to meet the $6,600,000 debt repayment. Also, marketable securities were liquidated to fund capital expenditures including a significant building addition at the Company's Richardson Road facility which was completed in fiscal year 1994 at a total cost of approximately $4,300,000. Other income for fiscal years 1994 and 1993 included $498,000 and $368,000, respectively, for royalties received under a license agreement with a foreign vendor. Finally, in fiscal year 1993 the Company established an allowance of $2,200,000 relating to a settlement of civil claims pertaining to the pricing of a 1985 fixed-price contract modification.

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


Possible Sale of the Company

         In February 1995, the Company's controlling shareholders, Dr. Leon Riebman and Claire E. Riebman, transferred all of their class A nonvoting and class B voting common stock into a voting trust controlled by four independent directors of the Company to provide the Company's Board of Directors with increased flexibility in exploring the possible sale of the Company. The voting trust has an initial term of nine months with an extension period of up to one additional year, subject to certain conditions. The voting trustees have full power to vote the Riebmans' stock with regard to any proposed transaction for the sale of the Company. Such stock constitutes approximately 7% of all outstanding shares, before issuance of the 180,947 class A shares described below, and 55% of the class B voting shares at February 24, 1995. Any proposal for the sale of the Company, and the agreements with the Riebmans referred to below, are subject to ratification by the class A and class B shareholders, each vot-ing as a separate class.

         In consideration of the controlling shareholders entering the voting trust agreement, transferring their shares to the voting trust, and agreeing to accept the same per share price for their voting stock as other shareholders receive for their stock in the event of a sale of the Company, the Company issued 180,947 shares of class A nonvoting stock to the Riebmans on February 28, 1995. These shares have also been transferred into the voting trust and will be returned to the Company for cancellation without any payment to the Riebmans if a sale of the Company does not occur while the voting trust is in effect. If a sale does occur, the issuance of 180,947 shares will result in a charge against income for an amount equal to market value of the shares at the time the Company is sold.

         Under separate agreements also entered into during February 1995, the Company has agreed to make the following payments to Dr. Riebman if the Company is sold while the voting trust is in effect: payments totalling $675,000 for consulting services to be provided by Dr. Riebman for a three-year period commencing with the termination of his employment; a change-in-control payment of $500,000 if Dr. Riebman's employment terminates after the sale of the Company; and a noncompetition payment of up to $1,900,000. Such costs will be charged against income at the time of, or subsequent to, the sale of the Company.

         The Company also has agreements with seven other officers which could result in severance payments to those officers if their employment were to terminate during a two-year period following a change in control of the Company. Aggregate severance payments under such agreements could range up to approximately $2,500,000 depending on the number of officers terminated and the timing of the terminations. Such costs will be charged against income when it is probable that a liability has been incurred.

         In fiscal year 1995, the Company expensed costs of approximately $675,000 related to the possible sale of the Company. Additional costs are expected in fiscal year 1996 as efforts to sell the Company continue. If the Company is sold while the voting trust is in effect, a fee of $500,000, plus an additional amount based on the selling price of the Company, will be paid.


Results of Operations - Outlook for Fiscal Year 1996

         The Company completed fiscal year 1995 with a firm orders backlog of $106,558,000, including an unfunded amount of $7,833,000. The backlog at February 24, 1995 dropped approximately 12% from the backlog amount reported at the end of fiscal year 1994 primarily due to delays in new contract awards, many of which are now expected in fiscal year 1996. The overall level of new orders in fiscal year 1996 is expected to exceed the level of orders received in fiscal year 1995. In addition, fiscal year 1996 sales and service revenues are also expected to exceed the level reported in fiscal year 1995. However, there are no assurances that either new orders or revenues will exceed the levels reported in 1995, and revenues recognized will at least be partially dependent upon the timing and amounts of anticipated new orders. The projected increases in new orders and revenues are expected to have an offsetting impact on backlog, resulting in a projected backlog at the end of fiscal year 1996 consistent with the amount reported at February 24, 1995. It is anticipated that approximately 80% of the backlog at February 24, 1995 will be completed in fiscal year 1996.

         Besides the potential impact of a possible sale of the Company as described above, fiscal year 1996 operating results will be influenced by various other internal and external factors. The Company is presently engaged in several programs involving complicated engineering development efforts and, as is the case with most development efforts, technical and other complexities are often encountered. These complexities have resulted in increased contract cost estimates in the past and could have the same result in the future. The Company could also encounter similar risks on other long-term contracts and such factors could impact future operating results. The Company presently has a program for which certain unanticipa-ted costs, incurred and to be incurred, are subject to negotiations with the U.S. Government, and the outcome of those negotiations could impact future operating results. At February 24, 1995, the Company had recorded an unbilled receivable of $2,200,000 relating to such costs. In addition, the Company in the past has sought high-technology seed programs and may do so again in the future. Such programs, which are intended to provide a base for the Company's future operations, may require contract investment provisions or significant Company-sponsored research and development expenditures, both reflecting the Company's commitment of its own funds.

         Management is continuing its strategic planning efforts in order to enhance the Company's ability to be responsive to the Government's changing national defense requirements and to select products and business areas which will enable the Company to effectively compete and perform in a very demanding marketplace. Although the uncertainties of future world events and changes in national defense spending hang over the defense industry, the Company's products, heavily concentrated in the field of defense electronics, and management's constant thrust to improve its design, manufacturing and quality systems, provide the Company with the prerequisites to be competitive. The U.S. Government and its suppliers continue to be the most significant customers of the Company, and a significant reduction in one or more of the Company's major defense pro-grams, existing or anticipated, could adversely effect the Company's future operating results. In addition to its business with the U.S. Government, the Company continues to seek commercial applications for its products and services, including the development of wide dynamic range fiber optic links for use in CATV and cellular communications systems, and the expansion of its aircraft modification business into commercial aviation.

         The Company from time to time is subject to claims and investigations arising from the conduct of its business with the U.S. Government. In one such instance, the Company continues to cooperate with the Department of Defense in an investigation which commenced in 1992 regarding the AN/MLQ-T4 Ground Jammer program. At this time, management is unable to determine when the Government will complete its inquiry or whether it will seek any remedies. This matter and other ongoing legal matters which may impact future operating results are described in Note 8 to the consolidated financial statements.

         The Company's consolidated balance sheet at February 24, 1995 contains a net deferred tax asset of $2,118,000 including a valuation allowance of $1,180,000 primarily for the uncertainty relating to the realization of future income tax benefits. The Company believes it is more likely than not that the majority of the net deferred tax asset will be realized through future reversals of existing taxable temporary differences and future taxable income. The Company's conclusion that it is "more likely than not" that the majority of the deferred tax asset will be realized is based on a history of earnings, forecasted earnings for fiscal year 1996 and the prospects for continued earnings after 1996. However, significant subsequent events related to the uncertainties discussed above could have a material adverse effect on expected future income and, consequently, the realization of the Company's deferred tax asset. The Company will continue to periodically review the tax criteria related to the recognition of the deferred tax asset.

Inflation

         Because the Company's products and services are predominantly custommade, the impact of inflation on operating results is typically not significant. The Company attempts to alleviate inflationary pressures by increasing selling prices to help offset rising costs (subject to competitive conditions and regulatory requirements), increasing productivity and improving design and manufacturing techniques.

Liquidity and Capital Resources

         The Company's primary source of short-term financing is from cost reimbursements under contracts with the U.S. Government and its suppliers. That financing is supplemented, when necessary, through borrowings under a line of credit agreement. The absorption of cash flows in fiscal year 1995 was primarily to repay long-term debt and fund capital expenditures. At February 24, 1995, the Company has available cash and equivalents of approximately $3,100,000 and a line of credit agreement, which expires June 30, 1995, providing for borrowings up to $8,000,000. The Company had no borrowings under the line of credit agreement at February 24, 1995.

         The Company's ratio of current assets to current liabilities increased from 2 to 1 at February 25, 1994 to 2.2 to 1 at February 24, 1995, and the long-term debt to equity ratio at February 24, 1995 was essentially unchanged from the ratio at February 25, 1994. The Company's liquidity position remains strong at the end of fiscal year 1995 with approximately $29,600,000 in working capital.

         The Company's third installment repayment of $3,300,000 on its 10.03% unsecured note obligation is due April 1995. Management believes that the Company's current cash and working capital positions, and available borrowing capacity, should provide sufficient capital resources to meet the Company's operating needs for the foreseeable future as well as the maturing debt obligation due in April 1995.